
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




09046547

30 June 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: Lindaf@witsgold.com
Enclosure: 1 Page

7/16

FILE NO. 82-34986

Wgr - Wits Gold - Wits Gold Granted A New Order Prospecting Right For Uranium In

Release Date: 30/06/2009 16:10:02 Code(s): WGR

WGR - Wits Gold - Wits Gold Granted A New Order Prospecting Right For Uranium In
The Potchefstroom Goldfield
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
(`Wits Gold` or `the Company`)
WITS GOLD GRANTED A NEW ORDER PROSPECTING RIGHT FOR URANIUM IN THE POTCHEFSTROOM
GOLDFIELD
Wits Gold is pleased to announce that the Company has been granted Variation
Rights to include uranium with the gold Prospecting Rights that the Company
already holds in the North West Province. These Variation Rights apply to a
combined area of 44 658 hectares, where historical exploration has indicated
that this uranium occurs in the same reefs as the gold.
A quantitative estimate of the contained uranium resources in this area is
presently being calculated by Snowden Mining Industry Consultants.
For further information please contact:
Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749
Johannesburg
30 June 2009
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 30/06/2009 16:10:01 Supplied by www.sharenet.co.za
Produced by the JSE SENS Department